KWESST MICRO SYSTEMS INC.

KWESST Micro Systems Announces Q1 2025 Financial Results

Strong Revenue Growth of 588% with +45% Gross Margin

Ottawa, Ontario, February 18, 2025 - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") is pleased to announce the highlights of its fiscal 2025 first quarter ("Q1 Fiscal 2025") results. This announcement is a summary only and should be read in conjunction with KWESST's unaudited condensed consolidated interim financial statements for the three months ended December 31, 2024 and 2023 and related management's discussion and analysis for the three months ended December 31, 2024, all of which have been filed on SEDAR+ and EDGAR.

"Q1 2025 was a pivotal quarter for KWESST as we executed on our commercialization strategy." said Sean Homuth, President and CEO of KWESST.  "The momentum in revenue growth at very healthy margins underscores the great work our team has done to bring our solutions to market.  In 2025, we continue to be focused on accelerating ramp-up across all product and service platforms," said Mr. Homuth.

Highlights for the Period:

KWESST's commitment to execution of our strategy, our strong focus on cash management and capital allocation, and the beginning of KWESST's pivot from development stage to revenue ramp-up is evidenced by the following key metrics for the period:

  Revenue for Q1 Fiscal 2025 increased by 588% over Q1 Fiscal 2024, driven by the DSEF ("Directorate Land Command Systems Program Management Software Engineering Facility") & Land C4ISR ("Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance") government contracts, pilot of our Lightning SaaS product with the Canadian Red Cross, and growth in our ARWEN business; and

  In Q1 Fiscal 2025, the gross profit was $0.4 million or 45.6% as compared to a gross loss of $0.1 million in Q1 Fiscal 2024. The increase in gross profit is due primarily to the ramp-up of digitization revenue from government programs, the Canadian Red Cross contract that concluded in the period as well as the ramp-up of higher margin ARWEN product sales. In Q1 Fiscal 2024, there were higher than anticipated costs on a fixed price digitization contract as well as initial ramp-up costs on one of the government programs.

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KWESST MICRO SYSTEMS INC.

Results of Operations

In Canadian dollars	December 31, 2024	December 31, 2023
Revenue	$887,658	$129,068
Cost of sales	(483,136)	(182,873)
Gross profit (loss)	404,522	(53,805)
Operating expenses
General and administrative	1,948,036	1,333,000
Selling and marketing	684,713	496,595
Research and development, net	687,959	624,840
Total operating expenses	3,320,708	2,454,435
Operating loss	(2,916,186)	(2,508,240)
Total other income (expenses), net	(540,829)	2,109,267
Net loss	$(3,457,015)	$(398,973)

Net loss per share
Basic and diluted	$(1.14)	$(0.71)
Weighted average number of shares outstanding
Basic and diluted	3,032,168	561,678

Revenue

Total revenue increased by $0.8 million in Q1 Fiscal 2025 compared to Q1 Fiscal 2024, mainly due to an additional $0.6 million generated from our digitization business line, along with an increase of $0.1 million from our non-lethal business line (driven from the sale of ARWEN products).

We expect revenue to increase with the commercial launch of KWESST LightningTM which we expect to be in Fiscal 2025, as well as from the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products. Management continues to work with our industry partners to determine the outlook for ramp-up on the DSEF and Land C4ISR programs.  The Company continues to expect no material impact to the overall potential revenue over the life of the contract.

Operating Expenses ("OPEX")

Total OPEX increased by $0.9 million, from the comparable prior year period, in the three months ended December 31, 2024 due to the following factors:

  Sales and marketing expenses increased by $0.2 million, primarily due to an increase in personnel costs due to a shift in allocation of senior management as they focus their current strategies on sales and marketing as well as increased head count, offset by a decrease in consulting costs as the Company increased head count to reduce the reliance on consultants;
  General and administrative expenses increased by $0.6 million, primarily due to an increase in professional fees due to work relating to the Nasdaq minimum bid requirement and the internal control consulting work, the impairment of a right-of-use asset, an increase in overall general expenses, along with an increase in personnel costs due to an increased head count along with a short-term incentive plan expense, offset by a decrease in consulting fees; and
  Research and development expenses increased by $0.1 million, primarily due to an increase in personnel costs advancing the KWESST LightningTM and BLDS projects in Q1 Fiscal 2025, offset by a decrease in engineering costs related to the PARA OPS products.

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KWESST MICRO SYSTEMS INC.

Other income (expenses), net

In Q1 Fiscal 2025, the Company reported total other expenses of $0.5 million, compared to total other income of $2.1 million in Q1 Fiscal 2024 resulting in a decrease of $2.6 million year over year. The change in other income (expenses) was driven mainly by:

  $0.8 million in unfavorable changes in the fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at December 31, 2024. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired; and
  $1.8 million in share offering costs related to the November 2024 public offering. There were no equity financings in the comparable prior year period.

Unaudited Condensed Consolidated Interim Statements of Financial Position

In Canadian dollars	December 31, 2024	September 30, 2024

ASSETS
Cash and cash equivalents	$2,854,256	$256,828
Other current assets	1,754,656	1,585,527
Current assets	4,608,912	1,842,355
Non-current assets	3,461,286	3,774,793
Total Assets	$8,070,198	$5,617,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,133,351	$1,660,637
Other current liabilities	656,782	1,314,944
Current liabilities	1,790,133	2,975,581
Non-current liabilities	1,267,524	1,273,280
Total Liabilities	3,057,657	4,248,861

Total Shareholders' Equity	5,012,541	1,368,287
Total Liabilities and Shareholders' Equity	$8,070,198	$5,617,148

Major Highlights - Q1 Fiscal 2025

The following is a summary of major highlights that occurred during the quarter ended December 31, 2024:

  On October 1, 2024, the Company updated investors on the ramp-up of activity on its sub-contract to Thales Canada in support of the Canadian DND Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced Land C4ISR systems program. KWESST was in various stages of completing its staffing with conditional offers accepted for all 16 positions on the program, representing an annualized revenue of approximately $3.3 million. The Company expects to continue to increase staffing, and related revenue, as future taskings are received. The Company's maximum potential workshare under the Land C4ISR and DSEF remains approximately $48 million and $27 million for the initial contract periods of six and five years respectively.

  On October 10, 2024, the Company announced its plan to proceed with a consolidation of its outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share (the "Consolidation"). The Company believed that the Consolidation was in the best interests of shareholders as it allowed the Company to ensure continued compliance with the Nasdaq minimum bid price requirements.

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KWESST MICRO SYSTEMS INC.

  On October 21, 2024, the Company announced that, further to the Company's press release on October 10, 2024, it had received approval of the TSX Venture Exchange ("TSXV") for the consolidation of the Company's issued and outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share.

  On October 23, 2024, the Company announced that its wholly-owned subsidiary, KWESST Inc., had entered into a receivables facility agreement with a US-based global financing company. The facility provides up to $250,000 advanced at a rate of 2.5% for the first 30 days and 1% for each 10 days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within such a term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility.

  On October 23, 2024, the Company announced it had completed its plan to ramp-up volume production of ARWEN cartridges, including the new 40mm baton round following successful characterization testing by a recognized ballistics laboratory. The ARWEN system is long-established in the law enforcement community and was designed as an alternative to lethal force for maintaining public order in the event of riots and civil unrest during protests and demonstrations. Historically, the Company has offered a 37mm cartridge that fires from its ARWEN launchers. In a move to expand the market for ARWEN branded products and to leverage the large installed base of third-party 40mm firing platforms, KWESST announced and showcased a new 40mm baton cartridge at the annual SHOT Show in January 2024. Live fire demonstrations at the SHOT Show Range Day and other events since then have demonstrated the notable performance of the new 40mm baton cartridge.

  On November 1, 2024, the Company announced the closing of a public offering of 3,889,000 pre-funded warrants at a public offering price of $1.25 (US$0.90) per Common Share. The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of US$0.0675 (CAD$0.094) per Common Share (being an aggregate of $365,726 (US$262,508) or 7.5% of the public offering price of the securities) and estimated offering expenses were $417,960 (US$300,000). In addition, the Company issued to the placement agent as compensation for its services 194,450 Common Share purchase warrants with an exercise price of $1.567 (US$1.125) per share.

  On November 11, 2024,  the Company announced that it intends to issue a total of 119,047 Common Shares at a deemed price per Common Share of $0.84 per share, representing a 20% discount on the closing price of the shares on the TSXV, for settlement of business expenses incurred while representing the Company, in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

  On November 12, 2024, the Company announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (the "November 2024 Offering"). As a part of the November 2024 Offering, the Company issued 4,145,200 pre-funded warrants to acquire one Common Share at a price of $0.824 per pre-funded warrant, inclusive of the exercise price of $0.001 per Common Share. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. The Company also announced that it amended the terms of the outstanding pre-funded warrants issued on November 1, 2024, as part of the Company's best efforts public offering in the United States. The amendments revised the exercise price of the pre-funded warrant from USD$0.001 to CAD$0.0014, revised currency references from USD to CAD, and removed the ability for the holder to exercise the pre-funded warrant on a cashless basis. The foregoing amendments were agreed to by the holder of such pre-funded warrants pursuant to a pre-funded warrant amendment agreement.

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KWESST MICRO SYSTEMS INC.

  On November 13, 2024, the Company announced that it received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 12, 2025 (the "Compliance Date"), to regain compliance with the Minimum Bid Requirement. The Company was first notified by Nasdaq of its failure to maintain the Minimum Bid Requirement on May 16, 2024, and was given until November 12, 2024, to regain compliance. The Company did not regain compliance with the Minimum Bid Requirement during the first 180 calendar day period. On November 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with an additional and final 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of its Common Shares must meet or exceed US$1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). Should the Company fail to cure the deficiency in the second 180-day extension period which ends May 12, 2025, no further extensions will be granted and the Nasdaq will initiate delisting procedures.

  In December 2024, the LEC royalty payment (see section "Capital Resources - Contractual Obligations and Commitments" of the Company's management's discussion and analysis for the three months ended December 31, 2024 for more details) due April 2025, in the amount of $200,000 was paid early to DEFSEC, a private company owned by KWESST's Chairman , in exchange for a $25,000 reduction, resulting in a net payment of $175,000.

The following is a summary of major highlights that occurred subsequent to Q1 Fiscal 2025:

  On January 6, 2025, the Company announced the appointment of Mrs. Jennifer Welsh as Chief Financial Officer and Chief Compliance Officer of the Company effective February 3, 2025, replacing Mr. Kris Denis, who will transition to a new role within the KWESST finance team reporting to Jennifer. In connection with her new role, Jennifer resigned from the Board of directors and as Chair of the Audit Committee of the Company effective January 6, 2025. The Company also announced the appointment of Mr. James Yersh as a director of the Company and Chair of the Audit Committee effective January 6, 2025.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer

welsh@kwesst.com

Sean Homuth, President and Chief Executive Officer

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

About KWESST

KWESST (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

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KWESST MICRO SYSTEMS INC.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

Although KWESST's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in 2024-2025 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement and execute its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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